CANTEY & HANGER, L.L.P.

ATTORNEYS AT LAW

DOUGLAS W. CLAYTON DIRECT DIAL: 817-878-2890 E-MAIL ADDRESS: dclayton@canteyhanger.com	801 CHERRY STREET SUITE 2100 FORT WORTH, TEXAS 76102-6821 817-877-2800 METRO 817-429-3815 FAX 817-877-2807

June 5, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Tandy Leather Factory, Inc.’s Registration Statement on Form S-1 relating to the offering for resale of 3,000,000 shares of its common stock

Ladies and Gentlemen:

On behalf of our client, Tandy Leather Factory, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1, together with exhibits thereto (the “Registration Statement”), in connection with the proposed offering for resale of 3,000,000 shares of the Company’s common stock. The Company has transmitted the required filing fee for this Registration Statement in accordance with the rules of the Securities and Exchange Commission (the “Commission”).

Members of the Commission staff may call me collect at (817) 877-2890.

Very truly yours,

Cantey & Hanger, L.L.P.

By:  /s/ Douglas W. Clayton

Douglas W. Clayton

Enclosure

cc:  Ms. Shannon L. Greene